EXHIBIT 99.1

Pengrowth Announces Court Approval for Arrangement

CALGARY, Alberta, Dec. 19, 2019 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (“Pengrowth” or the “Company”) (TSX:PGF, OTCQX:PGHEF) today announced that, following the requisite shareholder and secured debt holder approvals having been obtained at the special meetings, it has obtained a final order of the Court of Queen’s Bench of Alberta approving the plan of arrangement (the “Arrangement”), pursuant to which Cona Resources Ltd. will acquire all of the outstanding common shares of Pengrowth.

Pengrowth anticipates that the Arrangement will close on or about January 7, 2020, subject to the satisfaction or waiver of all other conditions to the Arrangement. Shareholders at the closing of the Arrangement will be entitled to receive $0.05 per share, along with a right to each shareholder’s pro-rata portion of any proceeds received by Pengrowth with respect to an ongoing litigation matter (the “GVR Litigation”) with Grand Valley Resources Corp. (“GVR”). As previously announced, on December 17, 2019 the Court of Queen’s Bench of Alberta issued a decision in favour of Pengrowth in respect of the GVR Litigation. GVR has one month from the date of the Court’s decision to file an appeal.

Pengrowth’s shares will cease to trade on the Toronto Stock Exchange and the OTC on the date of closing, and will be de-listed shortly thereafter.

ABOUT PENGROWTH ENERGY CORPORATION (TSX: PGF):

Pengrowth Energy Corporation is a Canadian energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western Canadian basin for more than 30 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the OTCQX under the symbol "PGHEF".

Additional information about Pengrowth is available at www.pengrowth.com and on SEDAR at www.sedar.com.

For investor and media Inquiries please contact:

Pengrowth Investor Relations
1-855-336-8814
InvestorRelations@pengrowth.com

ADVISORIES

Forward Looking Statements

Certain information set forth in this press release, including Information and statements which may contain words such as "could", "plans", "should", "anticipates", "expects", "believes”, "will" and similar expressions and statements relating to matters that are not historical facts, contain forward-looking statements, including but not limited to statements regarding: the proposed Arrangement, the closing of the Arrangement, including timing thereof, the consideration to be received by shareholders of Pengrowth, the timing of delisting of the Company's shares, and the GVR Litigation. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pengrowth's control. Completion of the Arrangement is subject to a number of conditions which are typical for transactions of this nature.  Failure to satisfy any of these conditions or the emergence of a superior proposal may result in the termination of the arrangement agreement.  The foregoing list is not exhaustive.  Additional information on these and other risks that could affect completion of the Arrangement is set forth in the management information circular, which is available on SEDAR at www.sedar.com.  Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  The actual results, performance or achievement of Pengrowth could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Pengrowth will derive therefrom. Pengrowth disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new Information, future events or otherwise, except as required by applicable securities laws.

"The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release."